Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of webcast of Comerica Incorporated on January 18, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

COMERICA BANK

Moderator: Darlene Persons

January 18, 2011

8:00 a.m. ET

Operator:	Good morning. My name is Regina and I will be your conference operator today. At this time I would like to welcome everyone to the Comerica conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a questions and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. We ask that you please limit yourself to one question and reenter the queue for any follow up questions that you may have. Thank you.

I would now like to turn the conference over to Darlene Persons, Director of Investor Relations. Miss Persons, you may begin the conference.

Darlene Persons:	Thank you, Regina. Good morning and thank you for joining us. Today we issued two press releases and two presentation slide decks. One announcing our fourth quarter financial results and one announcing our acquisition of Sterling Bancshares. Copies of both releases and presentation decks are available on the SEC’s Web site as well as in the investor relations section of our Web site.

Participating on this call will be our Chairman, Ralph Babb, our Chief Financial Officer, Beth Acton and Chief Credit Officer, John Killian as well as Dale Greene, Executive Vice President of the Business Bank.

First, Ralph will provide comments regarding our fourth quarter results and then review the Sterling transaction. Beth and John will then provide the regular quarterly review of our financial results, which will be followed by a question and answer period.

Before we get started, I would like to remind you that this conference call contains forward looking statements and in that regard, you should be mindful of the risks and uncertainties that can cause future results to vary from expectations.

Forward looking statements speak only as of the date of this presentation and we undertake no obligation to update any forward looking statements. I refer you to the safe harbor statement contained in the releases issued today as well as slide two of each presentation slide deck, which I incorporate into this call as well as our filings with the SEC.

Also, this conference call will reference non GAAP measures, and in that regard, I would direct you to the reconciliation of these measures within each presentation slide deck.

Now, I’ll turn the call over to Ralph.

Ralph Babb:	Good morning, everyone. Today we reported fourth quarter net income of $96 million, or 53 cents per share. Fourth quarter revenue grew five percent over the third quarter, driven by stronger fee income.

Our results also reflected the broad based improvement in credit quality which led to a significant decline in the provision for loan losses to $57 million from $122 million in the third quarter.

Quarter over quarter, period end loans outstanding were stable with commercial loans increasing $713 million or three percent.

Excluding the commercial real estate line of business, which continued to run-off as expected, average loans increased $229 million. Deposit growth was very strong with core deposits increasing $1.1 billion.

Overall, we are pleased with the quarter and the many positive trends we continue to see. Beth and John will provide further detail on our earnings results later in the call.

First, I would like to discuss our acquisition of Sterling Bancshares. My remarks will follow the acquisition presentation starting on slide three.

We are very excited about this opportunity. Our approach to acquisitions has been a strategic one. We focus on opportunities to accelerate our growth, particularly in the urban markets of California and Texas. Sterling with its presence in the Houston, San Antonio and Dallas - Fort Worth markets fits our strategy perfectly. There have not been, nor are there expected to be, many banks in Texas that have the size, fit and focus of a bank like Sterling.

In fact, there have only been two unassisted acquisitions of banks with over $5 billion in assets in Texas in the past seven years. Also, there are only four other U.S. public banks headquartered in Texas with assets in excess of $5 billion remaining, exemplifying the scarcity value of the franchise.

Sterling has a very appealing branch network, which almost doubles our presence in Houston, provides an entry into the San Antonio market, which is one of the fastest growing metropolitan areas in the country, and complements our banking center network in Dallas - Fort Worth.

Sterling also has a very attractive deposit base with a relatively large component of noninterest bearing deposits. We believe this gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to middle market and small business companies. Also, the timing is right. The economic environment is improving and the industry is getting more clarity on regulatory topics.

With this acquisition, we expect to maintain our strong capital position which will support growth. We are confident that we can manage the integration, given the size and our in-depth knowledge of the Texas market.

Slide four provides an overview of the terms of the transaction. This is 100 percent stock deal for the purchase price of $1.027 billion. The transaction is expected to be break even to Comerica’s earnings the first full fiscal year, excluding merger and integration costs of approximately $80 million after tax and be increasingly accretive thereafter.

Estimated synergies include expense savings of $56 million to be fully realized on a run rate basis by year end 2012.

Because the transaction is expected to be closed midyear 2011, the savings will be predominantly achieved in 2012.

We have completed comprehensive due diligence, including a thorough review of the loan portfolio. The terms of the transaction reflect our assessment of the required loan marks.

In summary, our conservative assessment resulted in gross loan marks of 12 percent, or about $330 million. We expect to receive Sterling shareholder approval as well as the customary regulatory approvals and close by midyear 2011.

We believe that the terms of the acquisition are attractive and it is a compelling combination for all constituencies, shareholders, employees and customers.

Additional information on this transaction can be found in the appendix to this presentation.

Slide five provides a snapshot of Sterling as of December 31, 2010. Of the U.S. banks with headquarters in Texas, Sterling is the sixth largest, by deposit size, based on June 30 FDIC data. Sterling has been operating in Texas for over 35 years with 57 branches in the Houston, Dallas - Fort Worth and San Antonio markets.

Sterling’s headquarters, and over half of their branches, are in Houston. Houston is the fourth largest city in the U.S. and the largest city in Texas.

Houston accounts for over 30 percent of the state’s GDP.

Expanding our presence in Houston is important to our strategic goal of accelerating our growth in Texas.

Sterling has assets of roughly $5 billion, including loans of $2.8 billion, deposits totaled $4.3 billion, of which $1.3 billion are noninterest bearing. That’s a loan to deposit ratio of about 65 percent.

Also, I should mention that Sterling exited TARP in early 2009.

Additional financial information on Sterling can be found in the appendix.

Slide six provides an overview of the loan mix for Comerica, Comerica’s Texas market and Sterling. Sterling’s total loans of $2.8 billion at December 31, 2010 included non owner occupied investor owned commercial real estate of about $1 billion with the majority located in Texas. And construction loans totaled $220 million or eight percent.

Consumer and residential real estate represented 15 percent, C&I and owner occupied real estate accounted for almost $1.2 billion, or 45 percent of total loans.

Our expectation is that over time the loan mix would evolve to look more like the Comerica loan mix. We believe the investor commercial real estate component will decrease and the C&I portion will grow as we focus on leveraging the distribution channels to grow the middle market and small business segments.

Deposit mix detail is provided on slide seven. The mix between Comerica, Comerica’s Texas market and Sterling is similar. At December 31, 2010 Sterling’s noninterest bearing deposits accounted for 31 percent or $1.3 billion of total deposits. This component of deposits was slightly higher at Comerica. The average costs of Sterling’s interest bearing deposits in the fourth quarter was 76 basis points compared to 40 basis points for Comerica and 54 basis points for our Texas market.

We expect Sterling’s deposit pricing will convert to Comerica standards over time, thus reducing deposit costs. This will be carefully managed to maximize customer deposit retention.

Slide eight outlines why Texas is so attractive as it provides excellent growth opportunities. Texas had a shorter and shallower downturn and is recovering at a faster pace than the U.S. as a whole.

Over the past decade, population in Texas grew two and a half times faster than the rest of the nation and population growth provides a building block for job creation. Texas created 941,000 jobs in the 10 year census interval which is more than any other state. Texas job growth rate for 2010 was 2.3 percent, greatly exceeding the national average of 0.9 percent.

There are more Fortune 1000 companies headquartered in Texas than any other state. Our expectation is population and job growth in Texas will be sustained and should result in continued economic outperformance relative to the national economy which bodes well for Comerica’s growth prospects.

Turning to slide nine and a view of the combined branch network of Comerica and Sterling. This is arguably the most desirable footprint in Texas, providing access to small business, middle market, and mass affluent customers and prospects.

On a pro forma basis, on June 30th FDIC data, our Texas deposit market share rank moves from tenth to sixth with total deposits of $9.4 billion which has increased to over $10 billion as of December 31.

In Houston, Sterling has the largest deposit market share of a Texas based bank. When combined with Comerica’s Houston market share we move up in rank from twelfth to sixth with a $4.7 billion in deposits. Sterling provides an entry into the fast growing San Antonio market with over 600 million in deposits.

Slide 10 is a pro forma view of the combined entity. We are confident that the integration of Sterling will be manageable. Its total assets are about 10 percent of Comerica’s total assets. However, it is meaningful as it significantly enhances the size of our Texas franchise. This assists in fulfilling our strategy of attaining more geographic balance in order to provide more consistent earnings growth throughout the economic cycles.

Slide 11 provides an overview of the due diligence process. Comerica’s credit performance throughout the cycle has been among the best in our peer group. The loan due diligence was completed by 25 senior officers from loan review, workout, and credit administration.

The same methodology was used to review our own – as was used to review our own portfolio was used to review Sterling’s portfolio. Furthermore, in our review we had the benefit of knowing the Texas market.

We reviewed 96 percent of nonperforming loans outstanding, 92 percent of special mention and substandard loans and 43 percent of past credits.

As of December 31, 2010, the cumulative losses since December 31, 2007 were $120 million. Our assessment process resulted in further gross loan mark of $330 million, which brings the total estimated loss content through the cycle to be 15.7 percent. This loan mark reflects our estimate of the future lifetime losses in this portfolio. We are confident that we have conservatively provided for the credit risk in this portfolio. This excludes the $77 million allowance for loan losses on Sterling’s balance sheet, which equates to about three percent of loans.

As a result of recording a mark for the future estimated lifetime losses, we won’t be recording a provision in the future as these estimated expected losses are realized.

We also reviewed the ORE, focused on recent appraisals and carrying values. Outside the loan portfolio we completed due diligence on the investment securities portfolio and found book value to be in line with fair market value.

Our analysis of the balance sheet marks was validated by third party experts.

Turning to slide 12 and our capital position. On a pro forma basis, our capital is strong and we remain among the best capitalized in our peer group. The quality of our pro forma capital continues to be solid with 99 percent of Tier 1 capital consisting of common equity. Our pro forma tangible common equity ratio at 12/31/10 would have remained about 10 percent – above 10 percent.

Our strong capital base positions us well for growth.

On slide 13 we provide the highlights of our integration plan. As I mentioned, we are very familiar with Sterling’s markets as we have been operating in Texas for over 20 years. As a relationship bank, we understand the importance of preserving the customer contact capabilities.

Comerica and Sterling share the same vision and values, the same strong commitment to relationship banking and the same passion for doing business in the great state of Texas.

We look forward to working with Sterling employees in the weeks and months ahead as together we begin a new and exciting chapter in our Texas banking history. Downey Bridgwater, Sterling’s CEO, is expected to become our Houston market president following the completion of the transaction.

As far as the non performing loans, we have a very experienced work out group, which along with Sterling’s work out professionals, will manage that portfolio. We will employ a focused integration plan that will leverage the talent and expertise that exists in both banks to ensure a smooth transition.

In conclusion, this acquisition is consistent with our strategy of growth and balance. It bolsters our presence in the metropolitan areas of Texas, one of the most attractive markets in the country.

The transaction is expected to be break even in the first full fiscal year and be increasingly accretive thereafter. We believe the value is fair at about 2.3 times tangible book and a deposit premium of about 17 percent, particularly given Sterling’s high attractive footprint in one of the fastest growing markets in the U.S.

We are committed to ensuring a smooth transition and will draw upon the expertise of our colleagues throughout the bank and leverage our strong relationship banking culture to welcome the customers and employees of Sterling.

By maintaining our strong capital position, we are well positioned to grow as the Texas and the national economy continue to improve.

Now, we’ll turn the call over to Beth and John to discuss the fourth quarter earnings.

Beth Acton:	As I review our fourth quarter results, I will be referring to slides that we have prepared that provide additional details on our earnings.

Turning to slide three, we outline the major components of our fourth quarter and full year results compared to prior periods.

Today we reported fourth quarter, 2010 net income of 96 million and diluted earnings per share of 53 cents.

Slide four highlights – provides highlights of the financial results for the fourth quarter compared to the third quarter. Broad based improvement in credit quality continued. Net credit related charge-offs decreased by 19 million from the third quarter to 113 million.

Inflow to non performing loans, total nonperforming loans, and watch list loans all declined. These continued positive trends led to a significant decline in the provision for loan losses to 57 million from 122 million in the third quarter.

Period end loan outstandings were stable with commercial loans increasing 713 million or three percent.

Excluding the commercial real estate line of business, which continued to run-off as expected, average loans increased 229 million. Average deposit levels increased 1.1 billion from the third quarter including a 687 million increase in noninterest bearing deposits.

Revenue increased five percent, driven by an increase in noninterest income of 29 million reflecting increases in numerous categories. The net interest margin increased six basis points in the fourth quarter to 3.29 percent.

Our capital position remains strong as evidenced by our tangible common equity ratio of 10.54 percent.

Turning to slide five, average total loans declined 103 million in the fourth quarter. As categorized on the balance sheet, average commercial loans were up 497 million over the third quarter.

On a period end basis, commercial loans increased 713 million from September 30 to December 31. Average commercial real estate loans, including owner occupied, declined 546 million in the fourth quarter and are expected to continue to decline for the foreseeable future. As commercial loan growth returns, we expect it will be muted by declines in commercial real estate loans.

In terms of lines of business, average loan outstandings in the fourth quarter increased in national dealer services, mortgage banker and energy. Decreased average outstandings in the fourth quarter were noted in a number of areas with the largest declines in commercial real estate, middle market, and small business.

Total average loans in Texas were up 78 million, driven by an eight percent increase in middle market and six percent increase in energy, partially offset by a decline in commercial real estate.

Line utilization for the portfolio as a whole was down slightly as the increase in commitments was greater than the change in outstandings. Commitments increased for the first time in almost three years and, excluding commercial real estate, commitments in December were up over 600 million from September, driven by an increase in Texas.

Our loan pipelines remain strong.

As shown on slide six, core deposit growth was strong in the fourth quarter. Average core deposits increased 1.1 billion as noninterest bearing deposits increased 687 million, money market and NOW deposits increased 621 million. This was partially offset by a $206 million decline in customer CDs.

We had increases in all markets in almost all business lines. The growth was led by middle market, small business and technology and life sciences.

As outlined on slide seven, the net interest margin of 3.29 percent increased six basis points compared to the third quarter. A reduction in excess liquidity contributed to an increase in the margin.

Excess liquidity was represented by an average of $1.8 billion deposited with the Federal Reserve Bank in the fourth quarter. This was a $1.2 billion decline from the third quarter.

The decline was less than we had anticipated, due to strong deposit growth. If excess liquidity had averaged at $1 billion as we had expected, the margin would have been within the outlook we provided in October. The excess liquidity position at December 31 was 1.3 billion. This excess liquidity is above and beyond the investment securities portfolio which will continue to provide a reservoir of liquidity.

Also, having a positive impact on the margin was the redemption of the higher cost trust preferred securities, or TRUPS on October 1. The benefits of the reduction in excess liquidity and the TRUPS redemption were partially offset by a lower yield on a securities portfolio as mortgage rates have fallen significantly over the past several months.

Loan yields were modestly lower, reflecting lower contribution from maturing interest rate swaps. We have not seen any major loan spread compression, only selectively for larger, better rated companies.

As far as noninterest income, we generated a $29 million increase in the fourth quarter to 215 million. The increase resulted largely from a $7 million increase in commercial lending fees, a $6 million increase in deferred compensation asset returns, which is offset in noninterest expense, a $5 million increase in bank owned life insurance, a $4 million increase in customer derivative income and a $4 million insurance recovery.

As expected, service charges on deposit accounts declined 2 million, largely the result of the impact of Regulation E on overdraft fees.

Turning to slide eight and noninterest expenses. Salaries expense was higher in the quarter as a result of a $10 million increase in business unit and executive incentives due to our improved financial performance and the final ranking of our financial performance, relative to our peer group. In addition, deferred compensation, which is offset by an increase in deferred compensation asset returns and noninterest income increased 6 million and severance expenses were up 3 million. These increases were partially offset by a decrease in share based compensation expense of 5 million related to stock grants given in the third quarter.

Our largest expense item is salaries and therefore we carefully manage the size of our workforce. We have consistently reduced our workforce over the past several years. Our workforce decreased by approximately four percent from year ago levels. We are operating with 17 percent fewer people today than we were in 2007 when the recession began.

Noninterest expense were also impacted by the $5 million charge related to the redemption of the trust preferred securities.

Now, John Killian, our Chief Credit Officer, will discuss credit qualities starting on slide nine.

John Killian:	Good morning. In the fourth quarter we saw continued broad based improvement in credit quality. The fourth quarter marked the sixth consecutive quarter of decline in net charge-offs. Net credit related charge-offs decreased 19 million to 113 million. Nonperforming assets declined 76 million. Foreclosed property declined 8 million. Loans past due 90 days or more and still accruing declined 42 million and the watch list, which is the best early indicator we have for future credit quality declined 629 million.

The watch list is primarily comprised of special mention, substandard and nonaccrual loans. About half of the decline was in the special mention category reflecting the positive migration patterns we have been seeing across the portfolio. The watch list has declined 2.7 billion since the peak in the third quarter of 2009.

The improvement in all of these metrics led to a significant decrease in the provision for loan losses to 57 million. The provision for loan losses decreased 65 million, primarily due to reductions in the middle market, private banking, commercial real estate and leasing business lines, partially offset by increases in the global corporate banking and personal banking business lines.

Turning to slide 10, the provision was less than charge-offs for the third consecutive quarter, reflecting our overall credit performance including improving migration trends. The allowance for loan losses decreased 59 million and was 2.24 percent of total loans and 80 percent of total nonperforming loans.

Recoveries increased in the fourth quarter to 27 million, which is 14 million greater than the third quarter. We believe this is a somewhat elevated amount of recoveries and they were comprised of a large number of relatively small loans. We sold 41 million of non performing loans in the quarter, as well as 29 million in performing loans.

In total, prices approximated our carrying value plus reserves.

The recoveries, as well as the loan sales, reflect the fact that we have remained prudent in the marks we have taken throughout the cycle.

Turning to slide 11, total nonaccrual loans decreased 83 million to 1.1 billion. The largest portion of the nonaccrual loans continues to be the commercial real estate line of business, which declined 80 million in the quarter. Nonaccruals also decreased in the specialty businesses. By geography, nonaccrual loans decreased in Western by 66 million and Texas by 13 million. Midwest nonaccrual loans were stable.

Total TDRs increased from 147 million to 165 million in the fourth quarter. Of the total TDRs, 44 million were accruing, 43 million were reduced rate, and 78 million were nonaccrual.

We review work out strategies, reserves and carrying values for each individual non performing loan at least quarterly. This proactive strategy has contributed to the decline in net charge-offs as well as an average carrying value of our nonaccrual loans of 54 percent compared to contractual values.

Slide 12 provides detail on our commercial real estate line of business. The planned run-off in commercial real estate continues. Total outstandings of 3.8 billion were down over 1 billion from a year ago.

Net charge-offs for commercial real estate were 40 million in the fourth quarter, a decrease of 19 million from the third quarter. The largest portion of charge-offs were noted in residential properties and in the Western market. Inflows to nonaccruals greater than 2 million, total nonaccruals and watch list loans decreased in the fourth quarter. Values have stabilized and even improved in certain locations.

To conclude on credit, we are pleased with the continued improvement in credit quality, including improving migration trends. In light of the continued moderate economic recovery underway, we expect full year 2011 net credit related charge-offs to be 350 to 400 million. We expect a provision for credit losses will be 150 to 200 million.

Now, I’ll turn the call back to Beth.

Beth Acton:	Thanks, John. Turning to slide 13, our capital position continues to be strong and historically, we have had some of the highest capital ratios in our peer group. We fully redeemed our trust preferred securities at par on October first. This uniquely positions us as the only bank in our peer group to have redeemed TARP as well as eliminated trust preferreds from its capital structure. The elimination of these higher cost securities has resulted in significant interest savings for us.

In November, we announced that we doubled our quarterly dividend to 10 cents per share. The board also authorized the purchase of 12.6 million common shares as well as the purchase of all of the outstanding warrants. We expect to remain cautious in managing our capital.

Slide 14 provides our outlook for full year 2011. As has been our practice, we expect to update our outlook each quarter when we announce our financial results. Please note that this outlook does not include any impact from the acquisition of Sterling Bancshares.

We expect a low single digit decline in average loans as growth in commercial loans will be muted by continued run-off of commercial real estate loans.

Excluding the commercial real estate line of business, we expect a low single digit increase in average loans.

We expect that commercial loan growth momentum will build as the year progresses and the economy improves. This will result in average earning assets of approximately 48 billion.

Excess liquidity is expected to dissipate throughout the year due to debt maturities combined with the slowing of deposit growth.

We expect to maintain the securities portfolio at about 6.5 billion.

We expect the net interest margin similar to 2010. We expect the margin in the second half of the year to be stronger than in the first half, due to lower excess liquidity as well as the expectation that the first half will be more affected by swap maturities and the impact from lower yielding securities.

Our outlook for net credit related charge-offs is 350 million to 400 million, with a provision for credit losses of 150 million to 200 million. We expect a low single digit decline in noninterest income with increased customer activity more than offset by the impact of regulatory changes.

As far as noninterest expenses, we expect a low single digit increase, primarily due to an increase in employee benefits expense, primarily healthcare and pension costs.

We expect income tax expense to approximate 36 percent of income before income taxes, less approximately 60 million of permanent differences related to low income housing and bank owned life insurance. We plan to commence the share buyback program, targeting an earnings payout ratio, including dividends, of less than 50 percent of earnings.

Looking ahead, shareholder distributions, including dividends and share repurchases, will be a function of earnings strength.

Now, I’ll turn the call back to Ralph.

Ralph Babb:	Thank you, Beth and John. We are pleased with the many positive trends we saw in the quarter, including commercial loan growth, broad based improvement in credit quality, and strong deposit levels. Therefore, we expect to see continued improvement in our earnings power going forward.

We are very excited about the announcement today of the acquisition of Sterling. We believe it is a strategically compelling and unique opportunity that brings together two organizations that share a strong commitment to relationship banking and to Texas.

The combination with Sterling accelerates our growth in Texas and builds upon the momentum we are generating in Texas, one of the strongest economies in the U.S. This momentum can be seen in our fourth quarter results, with our Texas loan outstandings and core deposits both increasing.

This is the right acquisition that comes at the right time and with the right organization that shares our vision, values and commitment to customer service. In short, it is a strong strategic fit.

And now, we’d be happy to answer any questions you may have.

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star followed by the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Our first question comes from the line of John Pancari with Evercore Partners.

John Pancari:	Morning.

Ralph Babb:	John.

John Killian:	Hi, John.

Ralph Babb:	Good morning.

John Pancari:	Can you talk about how you’re – on your loss estimates on your mark for the Sterling deal, can you talk about how that splits between the Texas portfolio and the non Texas book? You know is that CRE wholesale line, is that reflective of what is in the non Texas piece?

John Killian:	Yes, John. The CRE wholesale line is primarily the outside of the state of Texas portfolio. That was a portfolio of purchased loans. They stopped adding to that in October of ’08 so it has been running off under Sterling management and we’ll continue that effort as well.

It includes some hospitality, but it’s largely owner occupied mortgages, first mortgages, many SBA504 loans to businesses located outside of Texas. So it’s a relatively small part of the overall portfolio and of course, when you combine with Comerica, a relatively small part of the overall portfolio.

John Pancari:	OK. And then the – the total marks – actually the lifetime losses that you are assuming here for the other CRE books for Sterling appear relatively high for a Texas bank. So if you can just discuss you know some of your assumptions as you work through that portfolio.

John Killian:	Well, I can tell you that we had a 25 person team doing the due diligence, we had collection people, we had senior credit officers, we had senior loan review officers and we analyzed the portfolio the same way we analyze the Comerica portfolio. The C&I mark, as you can see, is lower than others reflecting the fact that it is a strong core Texas portfolio and of course C&I content is generally lower than commercial real estate content in the industry.

The CRE marks are certainly higher, but not as high as in other parts of the country.

We did have our marks validated by outside third party experts and based on all of that, we’re pretty comfortable with them.

Don’t forget also that the marks cover the reserve under fair value accounting so it’s really closer to 12 percent all in.

John Pancari:	OK, all right. Then lastly, can you just talk about the 35 percent cost save that you’re assuming. Does that assume some branch consolidation or head count reduction?

Beth Acton:	Yeah, when you look – this is Beth. When you look at the expense synergies that we’re assuming of 56 million or about 35 percent of their expense base, it’s a combination of things, obviously the largest expense for any bank is people. So people is one aspect. But we see savings across virtually every line item on the income statement in terms of expenses. So it’s really across the whole expense base. We do see, as we said in the script, that more of those expense saves will be the predominant portion of them will be in 2012.

John Pancari:	OK, great. Thank you.

Beth Acton:	Thanks.

Ralph Babb:	Thank you.

Operator:	Our next question comes from the line of Steve Alexopoulos with JP Morgan.

Ralph Babb:	Good morning.

Steve Alexopoulos:	Hey, good morning, everyone.

Male:	Good morning.

Steve Alexopoulos:	Maybe could I start, could you just remind us of your financial acquisition criteria and how this deal fits into that. You know, looking at IRR, earnings accretion, tangible book value, dilution earn back, stuff like that?

Ralph Babb:	I think, when you look at this, as we’ve consistently said, we want a couple of things, not just the financial side. And that is, it needs to fit from a cultural standpoint, it needs to fit from a location standpoint, and product and services and especially the lines of business that it’s in and when you look at this and how it lines up with us, what we’ve been looking for is not consolidation, it is more we want to grow with an acquisition and this provides the people and the products and the services, and expands us in the market.

As Beth was mentioning earlier, there is always synergies in two organizations when you combine them which come from both sides. But when you look at the locations that we have, we’re really pleased with the fact of its an expanding situation, not a consolidating situation and in looking at the prices of previous acquisitions, especially here in Texas, a 2.3 times tangible book and a 17 percent deposit premium is certainly not out of line and especially on a historical basis and we have seen multiples much higher than that moving forward.

So when we went down through the list of things that were important to us, including the culture and the people, this one stands out. And especially, as I mentioned earlier, with the scarcity of potential opportunities in the market, and the way this one fits with us was top of the list.

Beth Acton:	And Steve I would – this is Beth. I would add one other item and that is certainly we have said we expected to be break even to our earnings in the first year. That’s very similar with what we have said in the past and we would expect to be increasingly accretive beyond that.

Steve Alexopoulos:	Ralph, to follow up on that. Does that imply that you know you would do a strategic deal at any price? That there’s not at least a minimum IRR that’s acceptable to you. Maybe even if you could just provide the IRR that would be helpful.

Ralph Babb:	You know, I think the answer to your question is no. We would not do it at any price. Clearly we want – and the IRR, depending on the assumptions you make, can vary quite a bit, but we want to make sure that we’re at our cost of capital or above.

Steve Alexopoulos:	OK, and was this an auction process? Or did you have a relationship with Sterling.

Ralph Babb:	We have known Sterling for some time, since we have been down here. And I won’t comment on the process that was out there.

Steve Alexopoulos:	OK. OK, fair enough. Thanks.

Beth Acton:	Thanks, Steve.

Operator:	Our next question comes from the line of Ken Zerbe with Morgan Stanley.

Ken Zerbe:	OK, thanks. You – a couple things, I guess. First question is, maybe just address the thought process behind using stock instead of cash to buy Sterling, given – given your excess capital position.

Ralph Babb:	Well, as we’ve continued through the last several years we value having a very strong capital position. And until we get better, as we talked about on calls before, a better sense of where the market is going to be from a capital position, the market being not only from an investor’s standpoint, but also from a regulatory standpoint, it is our opinion that erring to the high side is the appropriate place to be, and that’s the reason, as you heard, in Beth’s comments and my comments, that being above 10 percent at this point in time is comfortable for us.

Beth Acton:	And I think I would add, Ken, on that is this transaction, via the use of common stock, is not going to preclude us from moving forward, as we indicated on the earnings slide, from beginning our share repurchase program. So we will be moving forward with that in connection with kind of the parameters that we described on the call.

Ken Zerbe:	OK, and just to follow up on the buyback program. It seems that the amount that you’re indicating, so 50 percent of earnings, all in between buy backs and dividends, a little bit lower than probably, you know I was expecting and maybe some other people, just on that, I mean I guess what level of you know I guess tangible common are you willing to go down to eventually? You know if you’re sticking with basically trying to keep your capital ratios flat after the Sterling deal, you know and I understand the conservatism, you know a year down the road or if the economy gets better. Where does that end up – where’s sort of your target ratio.

Beth Acton:	You know, Ken, until we get the Basel III rules translated into a notice of proposed rulemaking in the U.S., it’s very difficult to answer your question. We will want to get back to, once we have more clarity, through the notice of proposed rulemaking, to what we’ve done in the past, which is to provide investors with a range of capital within which we want to operate.

Today it’s very difficult to know what that range is. And so for now, as Ralph indicated, we are being cautious. But, having said that, we are undertaking beginning a process of at least share repurchase which will start the process, but again, until we have more clarity, it’s difficult to answer your question. But we will have more clarity. I’m hoping it’s this year that we will have more clarity and be able then to speak to investors about the range within which we want to operate going forward.

Ken Zerbe:	All right. Thank you.

Ralph Babb:	Thank you.

Operator:	Our next question comes from the line of Craig Siegenthaler with Credit Suisse.

Ralph Babb:	Morning, Craig.

Craig Siegenthaler:	Thanks, good morning, everyone. Just a follow up to Ken’s question on the debate between the mix of cash and stock. Was the driver here also desire to keep excess liquidity high in the event of negative deposit growth at some point this year, especially among your commercial customers?

So really, just not regulatory capital but also maybe keeping excess liquidity high?

Ralph Babb:	Well, from a liquidity standpoint, we need to see total loan growth. And as Beth was going through the numbers, right now the loan growth is flat. One of the real plusses with combining with Sterling is they have a low loan to deposit ratio, which gives us even more liquidity for the future as you know when loan growth picks up, it will be as you described. Liquidity will go down at the same time as loans go back up and we are certainly focused on the liquidity that’ll be necessary to fuel the loan growth that we have in the future which especially looking to where banks were in the past on loan to deposit ratios, I don’t see those ratios getting to the heights that they did in that network.

So I think that all fits together from what you’re asking.

Mike Zaremski:	And, hi. This is Mike Zaremski. I work with Craig. I cover Sterling.

Ralph Babb:	Hi, Mike.

Mike Zaremski:	How you doing? Just to refine on the earlier question on the $56 million of expense synergies, is that coming purely from operating expenses, because Sterling has already been cutting expenses for over a year now. Or do you expect kind of to recognize some of the benefits from net interest income, maybe run-off of CDs or what are you guys thinking there?

Beth Acton:	No, the synergies that we mentioned, the 56 are just operating expenses, noninterest expense that we have not – we did not – we do see benefits coming as we talked about in the presentation from lower deposit pricing, for instance.

But that’s a process that would be managed slowly to ensure that we retain deposits.

So the synergies that we mentioned of 56 million is just in noninterest expense.

Ralph Babb:	(Inaudible) revenues either.

Beth Acton:	Yeah, and there’s no revenue synergies assumed either.

Mike Zaremski:	OK, great. Thanks for taking our questions.

Ralph Babb:	Thank you.

Operator:	Our next question comes from the line of Paul Miller with FBR Capital Market.

Paul Miller:	Yeah ...

Ralph Babb:	Morning, Paul.

Paul Miller:	How you – how you guys doing this morning. Just real quick, one housekeeping question. When you talk about buy backs and dividends and retained earnings, are you assuming dividend – not dividend release, are you assuming provision releases in that calculation?

Beth Acton:	Well, we gave an outlook for credit quality in our 2011 outlook, as you saw, that we are assuming a provision of 150 to 200 million, which is less than the 350 to 400 million of charge-offs that we’ve also given the outlook. So yes, there is reserve release in 2011 compared to charge-offs.

Paul Miller:	I guess, and you’re going to return that back through buy backs is my question. You’re going – that’s part of your retained earning calculation. That’s my question?

Beth Acton:	Yes, well all of that obviously contributes to profitability and the payout is a function of profitability. So yes.

Paul Miller:	And then the other question, you guys had a lot of one time stuff in the NII. Can we – I mean what type of numbers should we be modeling out in the noninterest income line item?

Beth Acton:	Also related to the outlook we gave on 2011, we expect noninterest income to be down, low single digit, compared to 2010. We do expect customer activity to be improving as we saw in the fourth quarter, but more than impacted by – negatively by regulatory changes, particularly interchange coming in the second half of the year. If you look in our financial regulatory slide, you will see that we’re expecting a $13 to 15 million negative impact from interchange starting in July, assuming the Federal Reserve proposal goes through as proposed. So that’s part of the drag.

We do see, you mentioned one timers in the third – in the fourth quarter on NII. Actually, there was a lot of stripping out, whether it’s the insurance recovery or the BOLI insurance being up. We did see fundamentally – except for service charges, fundamentally saw an increase in every category on the income statement in NII, so we felt good about the traction there.

Paul Miller:	Is that from just raising your fees across the board?

Beth Acton:	No, it’s through volume.

Paul Miller:	Volume. OK. And thanks a lot guys, I appreciate it.

Ralph Babb:	Thank you.

Operator:	Our next question comes from the line of Ken Usdin with Jeffries.

Ralph Babb:	Morning, Ken.

Ian Foley	Hey, guys. It’s actually Ian Foley for Ken.

Ralph Babb:	OK, Ian.

Ian Foley	Real quick, wanted to touch on the NIM. The guidance looked a little less than we would have expected, given excess liquidity and the loan build-up. I just wondering if you could give some of the gives and takes in why the NIM could actually go down a bit from current levels.

Beth Acton:	Yeah, the – what we’ve said for full year 2011, it will be similar to full year 2010. When you think about the drivers in ’11, we do see a positive impact to the margin from a reduction in excess liquidity, which we anticipate given a slowing of deposit growth as well as about $1.4 billion of debt maturities we have this year. But there are some offsets. One is we have swaps that are – have been maturing starting in the third quarter, in the fourth quarter, and also in the first quarter, which have been providing a contribution to net interest income, those are maturing. And so that contribution goes away, so that’s a negative compared to last year. And also, with lower mortgage backed securities levels, we also see a negative impact from lower yields on our securities portfolio. Particularly – again, swaps and the mortgage backed securities portfolio impacts are really more first half. So it’s really excess liquidity positive, offset with these other two factors that I mentioned. So these kind of equate to a similar impact – or to have a similar margin this year compared to last year.

Ian Foley	Gotcha. Thank you for the color.

Ralph Babb:	Thank you.

Operator:	Our next question comes from Chris Mutascio with Stifel Nicolaus.

Chris Mutascio:	Good morning, Ralph and Beth. How are you?

Ralph Babb:	Morning.

Male:	Good.

Male:	Morning.

Chris Mutascio:	Beth, I don’t know – I could certainly do this calculation myself, haven’t gotten to it though, but do you have the pro forma tangible book value per share for Comerica with the inclusion of Sterling?

Beth Acton:	Yeah, if you look at it fundamentally, think about it in these two pieces. One is we are issuing incremental shares related to this transaction, about 24 million, which is about a 13 percent dilution. But we are getting, obviously tangible assets from the – from Sterling and therefore when you work the math through it equates to about an eight percent decrease in terms of the tangible book value on a pro forma basis.

Chris Mutascio:	Great. Thank you. Ralph, can you go over – you had a comment in there talking about acquisitions going forward are going to get more expensive. I’m kind of shocked how we’ve gone in roughly, what a six to nine month period of time from FDIC transactions to out and out M&A that was you know below you know the previous day’s book to now. You know you have a – you know Comerica trading at 1.3 times tangible book buying, a franchise for 2.3 and you think that’s going to go higher? I mean are we in the very early stages of this? Are we going to get back to the type of tangible book multiples we saw in the late – late 90s?

Ralph Babb:	I don’t know whether we will or not. I think that what I was really implying to was when you look at our acquisition of Sterling and the scarcity value of an appropriate acquisition that felt all of – or fit all of the other metrics that I was talking to. Its value in my opinion for anyone wanting to build the kind of market share that we do here in Texas and that is adding to our overall ability to grow with the markets made it a very attractive and very strategic fit for us.

I do think prices will continue to move up, as the economy improves. Whether we’ll get back to the, what I call exuberance of the past, I don’t know.

Don’t really have an outlook on that one, it’ll be a while.

Chris Mutascio:	OK. Thank you, Ralph. Appreciate it.

Ralph Babb:	Yeah.

Operator:	Our next question comes from Heather Wolf with UBS.

Heather Wolf:	Hi, good morning.

Ralph Babb:	Good morning.

Male:	Morning.

Heather Wolf:	Two quick questions. On Sterling, can you guys talk a little bit about the balance sheet growth that you’re expecting over the next couple of years?

Beth Acton:	You know I think we haven’t gone into a lot of details in the presentation on our assumptions on a lot of different factors. What we do see is a shifting mix over the next few years in their loan book to be less CRE and to be more C&I. If you looked at the pie charts on the slide that compared Comerica, Comerica Texas and Sterling, we see that mix shifting. It’ll take some time. But we are very excited about the opportunities to grow C&I, particularly off that platform.

So we’re very excited.

Ralph Babb:	Yeah, the other big plus is the ability to have the additional products and services and the revenue that Beth mentioned earlier, that we really haven’t put into the equation at this point. With the addition of their colleagues and their locations and our products and services, our ability to grow is significantly improved in the Texas market.

Heather Wolf:	OK. Great. And then, Beth, just one quick question on the securities portfolio. The drop in the yield quarter over quarter looked like fairly large actually, just for one quarter impact, particularly given the rise in the long end of the curve this quarter. Was there some kind of a shift in strategy or a shortening of duration going on? Or is that just pure reinvestment risk?

Beth Acton:	Yeah, if you look at it, and we talked about it in the last call, that we saw a spike in prepayment for the mortgage backed securities in September, those high prepay levels remain throughout the quarter. So we were replacing those prepayments at much lower yields, particularly early in the quarter. In October, at our call, in fact we mentioned that those yields were in the 265 kind of area. Now, they’re at 332 – 330. But we were purchasing securities obviously throughout the fourth quarter. So that is the drop in the yield.

If you look at kind of expectations for prepay starting to moderate in ’11 and also assuming kind of current yields at least are maintained, around the 330s, I think we’ve seen the bottom of the yields on the securities portfolio in the fourth quarter.

Heather Wolf:	And we could actually see that go up a little bit, no?

Beth Acton:	Yes, yes. I believe so. I think when you – again, assuming rates remain kind of at today’s levels, we would see the yield begin to improve. That the fourth quarter in fact it had bottomed, but still depending on what your assumptions are, it could be that on average the yield could be lower full year this year versus last year. But we do see that it has bottomed and I think we will see some improvement as we go through the quarters this year.

Heather Wolf:	OK, that’s very helpful. Thanks.

Ralph Babb:	Thank you.

Operator:	Our next question comes from Brian Foran with Nomura.

Ralph Babb:	Morning, hi.

Brian Foran:	Do you – can you tell us how much of the marks is likely to be coming back as a part of – as the accretable yields and does the accretion dilution you gave include accretable yields for 2012 and 2013?

John Killian:	You know it’s really impossible to know that at this point. We’ll have to continue to work through time and see how the marks come out. We’re very comfortable with them for all the reasons that I gave before, but it’s really impossible to know how much might accrete back as we go forward.

Beth Acton:	And we have nothing in the accretion outlook that we gave you related to credit.

Brian Foran:	OK, and then ...

Ralph Babb:	A lot of it depends on where the economy goes, going forward.

John Killian:	Absolutely.

Ralph Babb:	And how quickly the rebound is.

Beth Acton:	But we’re not counting on being in our projections that we gave you and being better than those credit marks.

Male:	Right.

Beth Acton:	So, those – we’re not making an assumption there.

Brian Foran:	And then on the C&I yields. Do you have what the yields would be excluding swaps and how that compares to the weighted average on new originations you’re doing?

Beth Acton:	Yeah, loan yields in the fourth quarter were down a few basis points. Almost entirely explained by the swap maturities.

Brian Foran:	Right. But the 3.8 percent C&I yields right now, is there still a benefit of swaps in that and if so, how big is the total benefit?

Beth Acton:	Well, the last part of the swaps are maturing in the first quarter. We have 800 million of swaps maturing in the first quarter at about 150 basis point increment. Positive contribution to earnings. So that is – will be in – but obviously our net interest margin forecast for ’11 factors that in.

Brian Foran:	And then are new originations coming on consistent with the existing book, or lower or higher in terms of typical interest rates?

Beth Acton:	Yeah, what I would say is from a spread standpoint, that we are not seeing much compression related to lending.

I did make a reference that we are seeing more competition in larger, highly rated credits where there is some competitive pricing going on. But we’re not seeing widespread competitive issues related to loan spreads.

Brian Foran:	OK, thank you.

Ralph Babb:	Thank you.

Operator:	Our next question comes from Sachin Shah with Capstone Global Market.

Ralph Babb:	Morning.

Sachin Shah	Hi, good morning. Thanks for taking my question. Just wondered if you could follow up on some of the approvals that are needed to complete the deal.

Beth:	Approvals.

Sachin Shah	Approvals, (inaudible) …

Ralph Babb:	OK, I’m sorry. I didn’t hear you at first. The approvals are the normal approvals from a regulatory standpoint and from the shareholders of Sterling.

Sachin Shah	OK, can you be a little bit more specific on what approvals may be needed or …

Ralph Babb:	Well, it’s the normal application for consolidation through the regulatory process. Which is nothing different about that than any other transaction and in Texas there is a two thirds approval by the shareholders of Sterling to approve the merger.

Sachin Shah	OK, and you mentioned – you mentioned that you’re expecting the deal to be completed midyear, that seems kind of relative to some of the other deal – banking deals, it seems fairly short. Just wanted to see if you maybe could explain that and also any kind of narrowing of time frame of that deal completion?

Ralph Babb:	That’s really our estimate based on getting the applications together and filing those applications in combination with our colleagues at Sterling.

Sachin Shah	OK, is there a narrowing of time frame of sometime this year?

Ralph Babb:	You know that will just depend on how quickly it goes through the system.

Sachin Shah	OK.

Ralph Babb:	There’s no way for me to estimate that. That was our kind of best estimation. (Inaudible).

Beth Acton:	Yeah, midyear.

Ralph Babb:	I think the end of the second quarter.

Sachin Shah	OK. Just one last question about the exchange ratio. I know you mentioned how you know – somewhat how the process worked. But can you just maybe talk about how you arrived at specifically the exchange ratio, on a valuation standpoint?

Ralph Babb:	Well, the exchange ratio is based on looking at where our stock was at the time and the price that we were to pay and that becomes a situation of basically dividing the numbers and that’s how we came to the exchange rate of 0.2365.

Sachin Shah	OK, thank you very much. Have a good day.

Ralph Babb:	Thank you.

Male:	Thanks.

Operator:	Our next question comes from Brian Klock with KBW.

Ralph Babb:	Morning, Brian.

Brian Klock:	Good morning, Ralph. Yeah, a lot of my questions have already been answered, but maybe Beth, you can maybe follow up on a little bit of the questions earlier. You know in thinking about your targets for IRR and tangible book value dilution. I’m getting about $2, $2.50 tangible book value dilution which is about in line with what your eight percent dilution all in comes in. Maybe you can kind of give us some feeling for you know how soon can you earn back that dilution? I know you’re saying it’s going to start to begin to be incrementally accretive after the first full year. Maybe you can kind of give us an idea of how large could that accretion be in 2012 and into 2013 as far as a run rate of you know the tangible book value earn back.

Beth Acton:	When you think about the earn back, Brian, I think about it not just by Sterling, and we do see, as we indicated, that we would see increasing accretion in ’14 and ’15, certainly significantly higher than in 2012 or ’13. So, – but fundamentally – so that’s a piece of it, but fundamentally, it’s the core earning power of Comerica that also will be working back to – if you will, in your words, earn back the dilution and I think we feel very positive about where we’re headed. We’re – we’ve started to see the indicators of loan growth. We’ve - net interest margin will be rising as rates rise at some point. We’re not expecting that this year. And fee income that grows with loan growth. So all the – and credit quality continues to be a very good story for us. All of those dynamics come together. Not just for Sterling, but also for Comerica to say our earning power is on the right trajectory and therefore the pace at which we earn it back you know, I can’t define today because I don’t have a crystal ball. But I think we feel very positive about the trajectory we’re on.

Brian Klock:	OK, and I guess – I know Heather asked this too, I was going to ask you with the – that basic assumption you have of being neutral to 2011 and then the accretion (has start) do you assume any balance sheet growth at Sterling? I know you said it’d be a mix change from less CRE to more C&I but are you assuming a static balance sheet at Sterling?

Beth Acton:	You know, for us again, it’s some of those same dynamics that we at Comerica have been working with and that is CRE run-off, commercial coming back and I think we can really help through this larger platform now to begin to start that mix shift at Sterling that I mentioned earlier between CRE and C&I. But frankly the pace of economic growth. We’re pleased, obviously Texas is growing real – better than the national average so we think we have a good shot. But it – Sterling will have very similar, I think, dynamics that we will, which is there’s commercial real estate run-off which mutes growth. So we’re going to work hard to do the best we can to leverage that platform.

Ralph:	We’ll have the revenue synergies that we talked about that we haven’t included yet. And with the new people joining us as well as the new locations and being able to leverage our products and services, that should be a real plus, especially, as Beth mentioned, given the Texas economy and the locations of where Sterling is.

Beth Acton:	And the core deposit franchise at Sterling is very strong and is a very nice additive for us to support overall Comerica growth as well.

Brian Klock:	OK. And just one last question on – I know you mentioned it earlier on the utilization rates, you saw some very strong floor plan loan growth again. The C&I portfolio outside of that grew about eight percent (link) quarter annualized. Can you review the utilization rates again? I guess where are they in your C&I book today?

Beth Acton:	Yeah, they’re – I mentioned that they’re a little lower than they were in the third quarter, because in fact we’ve added commitments more – in more amounts than we’ve added loan outstandings. We are down about seven tenths of a percentage point to 45 – I have to remember my – for some reason I don’t have that in my head. Its 45.6 percent, which was down seven tenths from the third quarter. But the terrific thing as I mentioned in the script is that we saw commitments increase for the first time in three years and excluding commercial real estate they were up 600 million, if you include commercial real estate, they’re a little less than 200 million up. And it’s driven by increases in Texas. Which again, we’re seeing as we mentioned also in loan growth – we’re seeing very good activity in Texas overall.

Brian Klock:	OK, I’m sorry, one last question. Follow up on the floor plan loan growth. Maybe John, you can comment on it that – or Dale if you’re still on the call. You know – I guess do you think that we saw some strong auto loan sales here in the fourth quarter. We had – the SAAR was over 12 million for the quarter. Looks like you’re seeing some of that already being pulled through – do you think that will continue into the first half of the year as well?

Dale Greene:	Yes. I do think that the- we have added, Brian, a number of new relationships. These are obviously well tested. Volumes are coming back, inventories have been tightly managed. There’s been great opportunities for some of our customers to acquire dealerships that maybe were a little weaker, bring them into their system. So all in all, as long as the economy continues to improve, as long as the autos continue to do what they’re doing, which is improve, I think you’ll continue to see good progress in that business.

Beth Acton:	And I think our – Brian, our economist is looking at a 13 million kind of unit level up from about eleven and a half last year.

Brian Klock:	OK, great. All right, thank you.

Ralph Babb:	Thank you.

Operator:	Next question comes from the line of Judy Delgado with Alpine Associates.

Ralph Babb:	Morning.

Judy Delgado:	Yes, good morning. Thank you for taking the questions. Most of our questions have been answered. I’m wondering if the companies can just detail the consideration for shareholders, is there any mechanism there to protect you know Sterling if the stock price of Comerica does fall in certain levels?

Ralph Babb:	It is a fixed exchange rate.

Judy Delgado:	OK, so no collar on the stock, so to speak.

Ralph Babb:	No.

Judy Delgado:	OK, wonderful. Thank you, very much.

Male:	Thank you.

Operator:	Next question comes from the line of Brian Foran with Nomura.

Brian Foran:	Hi, just one follow-up. On the commercial real estate run-off you mentioned a couple times, what’s – can you remind us of the total size of what we should consider a run-off book so we can try to gauge how long that headwind will persist.

Beth Acton:	You know I think well, if you look at in 2010, we had about $1 billion decline, a little over if you look on the balance sheet period end to period end. It would be our expectation it would not be as large this year.

Male:	Right.

Beth Acton:	It’s hard to quantify that, but it’s not – it’s not as much as last year.

Brian Foran:	Is there a total bucket of loans that you’ve deemed run-off in your mind through? Like you know X billion of the company is in run-off over the next few years?

Beth Acton:	Well, I wouldn’t – I wouldn’t categorize it as billions. I think we just mentioned that last year it was a little over a billion, this year our expectation of CRE run-off would be less than that. And not only because of ones that we might want to work out of, but also because frankly there’s liquidity that’s coming into the marketplace. We are not a long term mortgage lender, so these things will get refinanced in the public market or through other sectors.

Dale Greene:	Many of our real estate projects, the construction is behind us, they’re ready to go to the permit market, the permit markets coming back, the portfolios come down, as you know, substantially, so the base is lower. So it will run-off certainly to some extent, but as Beth said, not nearly as much in our opinion as we saw this past year.

Brian Foran:	OK, and then would it be fair to say in 2012 we don’t know that the commercial real estate environment will look like and its economic dependent, I get that, but the run-off – the mechanical run down issue will be mostly behind us at that point.

Dale Greene:	Yeah, I would think so.

Brian Foran:	OK.

Dale Greene:	I would think assuming the economy continues to improve that we will have seen the bulk of the runoff and we’ll be seeing some opportunities.

Brian Foran:	Thank you.

Ralph Babb:	Thank you.

Operator:	At this time, we have no further questions. I’ll turn the conference back over to management for any concluding remarks.

Ralph Babb:	Well, we appreciate very much you all being with us today. It’s an exciting time. We’re looking forward to our acquisition of Sterling and their colleagues joining us and ramping up the growth in the Texas market because of that combination. So thanks, very much. We appreciate it.

Operator:	Ladies and gentlemen, this does conclude today’s conference. We thank you all for participating, and you may now disconnect.

END